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                                                       VORNADO OPERATING COMPANY
                                                           210 Route 4 East
                                                           Paramus, NJ 07652

CONTACTS: JOSEPH MACNOW
          (201) 587-7721

FOR IMMEDIATE RELEASE - November 4, 2004

                       VORNADO OPERATING COMPANY ANNOUNCES
                         THE SALE OF AMERICOLD LOGISTICS

PARAMUS, NEW JERSEY...VORNADO OPERATING COMPANY (OTC BB: VOOC) announced today that a partnership in which it has a 60% interest has sold AmeriCold Logistics ("AmeriCold") to its landlord (the "Purchaser") for $47.7 million in cash. The sale of AmeriCold was negotiated and approved by a Special Committee of Vornado Operating Company's independent directors formed to consider and negotiate this transaction. The Special Committee was advised by an independent investment banker and independent legal counsel.

The Board of Directors is considering alternatives for Vornado Operating Company, including liquidation and dissolution, which would have to be approved by a majority of the holders of Vornado Operating Company's common shares. Vornado Operating Company estimates that a liquidating distribution would be approximately $2.00 per share or unit as compared to the last trading price of $0.35 per share, although the actual amount may be higher or lower depending on whether its remaining liabilities turn out to be higher or lower than the estimated amounts.

Vornado Operating Company has been advised that the owners of the Purchaser, VORNADO REALTY TRUST (NYSE: VNO) and CRESCENT REAL ESTATE EQUITIES COMPANY (NYSE: CEI), have entered into a definitive agreement to sell 20.7% of the Purchaser's common shares. Vornado Operating Company's Special Committee and its advisors were aware of the details of the transaction with Yucaipa when they approved the sale of AmeriCold to the Purchaser.

Certain statements contained herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado Operating Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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